EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
March 31, 2006

Income before provision for income taxes and fixed charges (Note A)	$68,276,482

Fixed charges:
Interest on first mortgage bonds and secured debt	$7,846,531
Amortization of debt discount and expense less premium	1,969,064
Interest on short-term debt	570,858
Interest on unsecured long-term debt	14,059,458
Interest on note payable to securitization trust	4,250,000
Other interest	750,559
Rental expense representative of an interest factor (Note B)	51,480

Total fixed charges	29,497,950

Ratio of earnings to fixed charges	2.31x

NOTE A:           For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:             One-third of rental expense (which approximates the interest factor).